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                              May 9, 2023

       Andrew Freedman
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: LivePerson, Inc.
                                                            DFAN14A filed by
Starboard Value LP et al.
                                                            Filed on May 5,
2023
                                                            File No. 000-30141

       Dear Andrew Freedman:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DFAN14A filed May 5, 2023

       General

   1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Provide us supplementally, or disclose, the factual foundation for the following
statement: "Furthermore, Mr. LoCascio has been embroiled in his own scandals, notably being
included in Jeffrey Epstein   s 'Black Book' and having public
                                                        associations with
convicted criminal Ghislaine Maxwell." Additionally, in your response please provide more
specificity about these "public associations." In this regard, note that the factual foundation
for such assertions must be reasonable. Refer to Rule 14a-9.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew Freedman
Olshan Frome Wolosky LLP
May 9, 2023
Page 2

       Please direct any questions to Michael Killoy at (202) 551-7576 or Daniel Duchovny at
(202) 551-3619.



FirstName LastNameAndrew Freedman                         Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                          Division of
Corporation Finance
May 9, 2023 Page 2                                        Office of Mergers &
Acquisitions
FirstName LastName